MESSAGE FROM CEO

Fellow Shareholders,

It is my pleasure to provide you with this report on 2020, a remarkable year of responsible, profitable gold production for our Company. In the face of an unprecedented global environment where the outbreak of the COVID-19 pandemic has altered the way we all live and work, B2Gold and its employees have performed admirably, facing each challenge with determination and demonstrating our culture of fairness, transparency, respect and accountability. As I write this in early May 2021 and the world continues to face the ongoing impact of the COVID-19 pandemic, I hope that everyone is staying healthy and XX. Under these difficult circumstances, I could not be more proud of the way that our teams across the globe were able to meet and exceed all expectations and deliver another successful year.

Thanks to the tremendous efforts of our global workforce and the leadership of our executive and management teams, 2020 was a record year for our company. We achieved record consolidated gold production of 995,258 ounces (excluding 45,479 attributable ounces from Calibre Mining Corp.), at the upper end of our guidance range of between 955,000 and 1,005,000 ounces and marking our twelfth consecutive year of record gold production, while continuing to improve our commitment to responsible mining, with impressive health, safety, environmental and social responsibility accomplishments. Individually, annual gold production from the Fekola mine was an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range. Both Masbate and Otjikoto also had strong operational years, achieving the mid-point of their respective 2020 guidance ranges, notwithstanding the unique challenges that each operation faced due to the COVID-19 pandemic. Consolidated revenue from gold sales was also a record at US$1.79 billion, a significant increase of US$0.63 billion over 2019 (excluding revenues from discontinued operations).  Cash operating costs per ounce produced remained low for the year at $406, at the lower end of our guidance range and all in sustaining costs ("AISC") for 2020 were $774 per ounce sold, also at the lower end of our guidance range.  Consolidated cash flow from operations for 2020 was a record US$951 million, an increase of 93% over 2019.

When we were building the Fekola mine, our strategy was to fund construction with a combination of cashflows from our existing mines and a responsible amount of debt. Now, with the Fekola mine performing at record levels, we have successfully executed the second part of that strategy to pay down the outstanding debt. Given the strong cash flow in 2020, we were able to repay the outstanding $425 million on our $600 million revolving credit facility in the third quarter, leaving the entire amount of the facility available for draw down. The Company is now operating debt-free, other than approximately $100 million in equipment loans and other lease liabilities and was in a net-cash positive position by the beginning of the third quarter of 2020. We finished 2020 with cash on hand of approximately $480 million.  After paying our first dividend to shareholders in December 2019, on the back of the Company's strong performance in 2020 we were able to increase our quarterly dividend two times from US$0.01 to US$0.04 per share (US$0.16 per share on an annualized basis), one of the highest dividend yields in the gold sector. It was rewarding to see our success reflected in our share price in 2020. We were up 40% for the year, closing at US$5.60 at December 31, 2020, compared to a 23% increase for the Van Eck Vectors Gold Index, 21% for the S&P/TSX Global Gold Index and 24% for the spot gold price.

During the record year at Fekola, in early September 2020, the Company successfully commissioned the Fekola mill expansion to 7.5 million tonnes per annum (an increase of 1.5 million tonnes per annum from an assumed base rate of 6 million tonnes per annum), ahead of the scheduled completion date of September 30, 2020. Our team believes that the Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and our team is currently investigating to determine the optimum throughput rate. In the first quarter of 2021, mill throughput was a quarterly record of 2.07 million tonnes, which was 9% above budget and 19% higher than the first quarter of 2020. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) has now arrived on site and is operational, with the overall mine expansion now materially complete.

2020 was another very successful year of exploration for B2Gold as we continued exploration drilling near Fekola and the Anaconda area with an $18 million program in Mali that focused on exploration at the Cardinal and FMZ zones near the Fekola deposit which demonstrate potential for additional gold deposits within three kilometres of the Fekola mill. Exploration drilling also continued to return good results at the Otjikoto and Masbate mines, indicating the potential to expand gold resources and increase the return from those operations. In 2021, our total exploration budget of $66 million, including a strong focus on our near mine exploration will continue with a budget of approximately US$41 million and a record $25 million for grass roots exploration.  Years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company identifying high quality targets for its grassroots exploration programs, including several new regions, such as Uzbekistan and Finland.

Following B2Gold' s appointment as manager of the Gramalote project on, which we own 50/50 with our partner AngloGold Ashanti Limited, on January 1, 2020, we released positive results from an updated Gramalote PEA (Gramalote Ridge only). Following up on the Gramalote PEA, we conducted extensive feasibility study work in 2020, which yielded positive preliminary results including a post-tax NPV at a 5% discount rate of US$483 million. Based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project, which could be developed by revisiting the original project design parameters and further optimizing project design. Together with our partner AngloGold Ashanti, we are reviewing a revised feasibility study budget totaling $86 million, which would allow the final feasibility study completed by the end of the first quarter of 2022 that incorporates the identified optimization potential. Based on the positive results to date, we believe that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to the results of the feasibility study.

Despite the unprecedented impacts of the COVID-19 pandemic, we were able to safely manage our business to achieve our goals while prioritizing the health and safety of our employees and local communities where we operate. We remain an industry leader in health, environmental and social initiatives across our operations, a continuing focus of the Company, and we are pleased to be recognized for these efforts. The Company was selected as the recipient of a number of awards in 2020, including two prestigious mining industry awards for our commitment to sustainable mining and development: the Prospectors & Developers Association of Canada's "2021 Sustainability Award" and the Mining Journal's "2020 Most Sustainable Miner Award". Our efforts in the health, environmental and social initiatives areas will be more fully outlined in our new Responsible Mining Report which will be published in mid-year 2021, and which I encourage all of you to read.  However, in advance of that I would like to outline a few of the upcoming report's highlights.

As at December 31, 2020, Fekola had achieved 347 days without a lost time injury ("LTI"), including completion of the Fekola mill expansion and construction of the solar plant during 2020 without an LTI. Masbate continued its remarkable safety performance, extending the number of days without an LTI to 776 days as at December 31, 2020, and Otjikoto achieved 937 days without an LTI and reported only one LTI for the year. Of the Company's 4,299 employees globally, 95% are employed from the local communities in which we operate and 13.4% of employees are female (which percentage increases to 23% for senior positions within the Company).

As part of our evolving approach to greenhouse gas emissions, in 2021 the Company will generate a comprehensive Energy and Climate Report, in line with international frameworks, to inform stakeholders regarding our contribution to climate change action and the management of climate risk to our operations. In addition to the installation and commissioning of a 7-megawatt solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully autonomous hybrid (heavy fuel oil and solar) power plants in the world, our work towards reducing the Company's carbon footprint continues with the Fekola solar plant. Following the temporary suspension of construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2020, and construction progress is now approximately 95% complete. Approximately 25% of the solar field came online in January 2021 and solar production reached 75% of full installed capacity by the end of March 2021 when the plant was turned over to the Fekola operations team. When complete, the fully-autonomous Fekola hybrid power plant will be the largest off-grid facility of this type in the world and is expected to reduce the operation's heavy fuel oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of carbon dioxide equivalent from being released per year. The electricity generated by the Otjikoto and Fekola power plants will significantly reduce carbon dioxide equivalent emissions throughout the course of 2021 and for years to come.

In addition, in March 2021 as part of the Company's continuing evolution as a responsible senior gold miner, B2Gold became a member of the World Gold Council ("WGC"), the global authority on the gold market comprised of the world's leading gold mining companies. The WGC is also a leader in responsible mining through its Responsible Gold Mining Principles ("RGMPs"). With its membership, B2Gold has committed to implementing the RGMPs, and is already in the process of incorporating the principles into its environmental, social, and governance policies and standards.

Lastly, our entire inventory of limited-edition Rhino Gold Bars has now been sold, generating approximately US$1.7 million to support community-backed black rhino conservation efforts in northwest Namibia. In early 2019, we made the ground-breaking decision to donate 1,000 ounces of gold to empower rural communities to save the critically endangered black rhino in Namibia. The gold was used to produce 1,000 limited-edition gold bars, which went on sale in early 2020. Proceeds from the sale will be used in two vital ways: long-term financing to community-driven efforts to protect Namibia's black rhinos; and support for activities in the field, directly to the trackers, rangers and communities who live with wildlife.

Subsequent to the 2020 year end, in the first quarter of 2021, we achieved quarterly consolidated gold production of over 205,643 ounces from our three producing mines, exceeding our budgeted quarterly gold production by 9%; consolidated gold revenue of $362 million and consolidated cash flow from operations of $146 million. In addition, we achieved low consolidated cash operating costs from our three producing mines in the first quarter of 2021 of $581 per ounce produced and consolidated AISC of $919 per ounce sold.

Looking forward to 2021, we remain well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 and 1,030,000 ounces (including 50,000 to 60,000 of attributable production from Calibre), total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated AISC forecast to be between $870 and $910 per ounce. The Company's consolidated gold production from its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021. The Company's 2021 production guidance does not, however, include the potential upside to increase Fekola's gold production in 2021 from additional mining areas and processing capacity currently being investigated. Based on current operating plans, over a five-year outlook from 2020 to 2024, we are continuing to project average annual gold production to be 950,000 ounces at an average AISC of $825 per ounce from our currently operating mines.

Despite the monumental challenges that the current COVID-19 pandemic has created worldwide and in each of the locations where the Company operates or is head-quartered, we continue to operate virtually unimpeded. The B2Gold executive team is very proud of our employees' dedication and resilience in these challenging times and believe it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and the Company's culture of treating all its stakeholders with fairness, respect and transparency. This successful approach is reflected again in the Company's record performance in 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. We would like to thank all levels of government in the countries where we operate for working with us in mutually trusting relationships during these challenging times. In Mali, Namibia, the Philippines, Colombia and Canada, we provided approximately US$4 million in financial assistance to the local communities and the local and national authorities in response to the COVID-19 pandemic.

We are looking forward as the world begins to recover from the COVID-19 pandemic during the balance of 2021 and beyond and remain committed to continuing to execute on our strategic objectives. Our ongoing strategy is to continue to maximize responsible, profitable production from our mines, further advance our pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.  We will continue our positive efforts on all of these fronts for the benefit of all stakeholders.

As was the case last year, B2Gold's board and management have again decided to hold a virtual annual shareholder meeting. Given the continued impact of the COVID-19 pandemic, we believe this is a prudent approach that prioritizes the health and safety of our shareholders and employees, while still providing the same level of disclosure, transparency and participation as our previous meetings.

In closing, I would like to express my sincere gratitude to our dedicated employees who have a track record of excellent performance and have shown incredible resolve in these challenging times.  I would also like to recognize our Directors for their guidance and support of management's vision and thank our committed executive team, who continue to impress me with their ability to lead, grow, innovate, and execute.  Finally, none of what we have accomplished over the last 12 years of dramatic growth to become a responsible, profitable, senior gold producer would have been possible without the support of you, our shareholders.  Thank you.

Yours sincerely,

B2GOLD CORP.

"Clive Johnson"

Clive Johnson

President & CEO
Founder